UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

Commission File Number 001-09038

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant’s name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta , Canada  T3C 0X8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)

Date: August 24, 2009	By: /s/ J.C. STEFAN SPICER _______________________________ (Signature) J.C. Stefan Spicer, President & CEO

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EXHIBIT INDEX

EXHIBIT NO.          DESCRIPTION

99.1                            Material Change Report dated August 24, 2009

EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER

NATIONAL INSTRUMENT 51-102

Item 1. – Reporting Issuer:

Central Fund of Canada Limited (“Central Fund”)

1323 15th Avenue S.W., Suite 805

Calgary, Alberta

T3C 0X8

Item 2. – Date of Material Change:

August 13, 2009

Item 3. – Press Release:

A news release with respect to the material change referred to in this report was issued through newswire services on August 13, 2009 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4. – Summary of Material Change:

On August 6, 2009, Central Fund announced that it entered into an underwriting agreement with CIBC (the “Underwriter”) under which the Underwriter agreed to buy and sell to the public, in all the provinces and territories of Canada except Québec, and in the United States, under the multijurisdictional disclosure system, 11,040,000 Class A Shares of Central Fund at U.S.$11.90 per Class A Share. On August 13, 2009, Central Fund announced that it completed the sale of 11,040,000 Class A Shares at a price of U.S.$11.90 per Class A Share to the Underwriter and raised total gross proceeds of U.S.$131,376,000.

Item 5. – Full Description of Material Change:

Please see the attached Schedule “A”.

Item 6. – Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7. – Omitted Information:

N/A

2.

Item 8. – Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

J. C. Stefan Spicer, President and Chief Executive Officer

Telephone:	(905) 648-7878
Facsimile:	(905) 648-4196
e-mail:	info@centralfund.com

Item 9. – Date of Report:

August 24, 2009

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Schedule A

CENTRAL FUND OF CANADA LIMITED CLOSES U.S.$131,376,000 CLASS A SHARE ISSUE

For Immediate Release to

Marketwire and

U.S. Disclosure Circuit

TSX SYMBOLS: CEF.A (Cdn.$) and CEF.U (U.S.$)

NYSE AMEX SYMBOL: CEF

TORONTO, Ontario (August 13, 2009) - Central Fund of Canada Limited (“Central Fund”) of Calgary, Alberta is pleased to announce that it has completed the sale of 11,040,000 Class A Shares of Central Fund at a price of U.S.$11.90 per Class A Share to CIBC (the “Underwriter”), raising total gross proceeds of U.S.$131,376,000. The Class A Shares offered were primarily sold to investors in Canada and in the United States under the Multijurisdictional Disclosure System.

The underwritten price of U.S.$11.90 per Class A Share was non-dilutive and accretive for the existing Shareholders of Central Fund. Substantially all of the net proceeds of the offering have been invested in gold and silver bullion in international banker bar denominations, in keeping with the asset allocation requirements in the constating documents of Central Fund and the policies established by the Board of Directors of Central Fund, with the balance of the net proceeds reserved for working capital purposes. The additional capital raised by this underwriting is expected to assist in reducing the annual expense ratio in favour of the Shareholders of Central Fund.

The new total of issued and outstanding Class A Shares of Central Fund is 196,007,713. The refined bullion and small bullion certificate holdings of Central Fund are now represented by approximately 1,242,370 fine ounces of gold and 62,115,879 ounces of silver. Cash and short-term interest bearing certificates, less accrued liabilities, now total a net amount of approximately U.S.$63,784,830.

Central Fund has filed a fifth and final prospectus supplement to the base shelf prospectus and registration statement dated March 31, 2008 with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the base shelf prospectus and prospectus supplements and any other documents Central Fund has filed with the securities commissions in each of the provinces and territories of Canada, except Québec, and the SEC, for more complete information about Central Fund and this offering. You may obtain a copy of the base shelf prospectus and prospectus supplements filed in the United States from CIBC World Markets Corp., 425 Lexington Avenue, 5th Floor, New York, New York 10017, by fax at 212-667-6303 or by e-mail at useprospectus@us.cibc.com. You may obtain a copy of the base shelf prospectus and prospectus supplements filed in Canada from CIBC, fax 416-594-7242 or request a copy by telephone at 416-594-7270.

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. Central Fund’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in Central Fund’s filings with the Canadian securities regulatory authorities and the SEC.

Central Fund of Canada Limited (Est. 1961) is an exchange-tradeable, refined gold and silver bullion holding company. Class A Shares are qualified for inclusion in many North American regulated accounts. Central Fund’s bullion holdings are stored unencumbered in allocated, segregated and insured safekeeping in Canada, in the treasury vaults of the Canadian Imperial Bank of Commerce. The gold and silver bullion are physically inspected by Ernst & Young LLP in the presence of Central Fund’s Officers and Directors as well as bank officials. Class A Shares are quoted on the NYSE Amex LLC, symbol CEF and on the TSX, symbols CEF.A (Cdn.$) and CEF.U (U.S.$).

For further information, please contact J.C. Stefan Spicer, President and CEO at 905-648-7878.

Website: www.centralfund.com	Email: info@centralfund.com